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RBC announces new share options program and buys 1 million underlying shares in the market

Moscow, July 27, 2006. – At a meeting held on July 24, 2006, the Board of Directors of OAO RBC Information Systems (**RTS, MICEX: RBCI**) approved a new share options program as proposed by the Compensations committee on July 21, 2006.

The company introduces a share options plan for members of the Board and top management. Participants in this plan shall have the option to purchase a total of 2,500,000 ordinary shares (2.1% of the company's share capital) at a price equal to $10.5 per share (150% of the market price on the date of the Compensations committee's decision). The options life is 3 years, the service period is from July, 2006 to June, 2009.

The company grants options to purchase the maximum of 250,000 shares to each of the following Board members and top management: German Kaplun (Chairman of the Board), Alexander Morgulchik (Vice Chairman of the Board), Dmitriy Belik (Vice Chairman of the Board and CFO), Sergey Lukin (Board member), Hans-Joerg Rudloff (Board member), Michael Hammond (Board member), Neil Osborn (Board member), Yuri Rovensky (Board member and General Director), Artemiy Inyutin (Board member and Media Division Director) and Alexei Kuzovkin (IT Division Director). RBC will issue 2,500,000 new shares towards the implementation of this share options plan.

In addition, the Board decided to set up a separate share options plan for the middle management and key personnel of RBC. Under a three-year plan intended to incentivize eligible employees, the company will use up to 1,000,000 ordinary shares (0.8% of the share capital), which will be bought in the market. The exact details of this program, including the options life and the exercise price, will be finalized in the nearest future.

Investor contact: Natalia Makeeva
Tel: + 7 495 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com



